DELIVERY INVOICE

TRAVELERS....

Company: ST. PAUL FIRE & MARINE INSURANCE COMPANY

INSURED
EAGLE FAMILY OF FUNDS
880 CARILLON PARKWAY
ST. PETERSBURG FL 33716

Policy Inception/Effective Date: 04/30/16
Agency Number: 3136221

Transaction Type:
EXTENSION
Transaction number:
Processing date: 04/14/2014
Policy Number:
ZBN-31M55925-16-N2

AGENT
Att: Tasha Sullivan
Willis of Florida, Inc.
4211 W. Boy Scout Blvd. #1000
Tampa, FL. 33607

Policy Number	Description	Amount	Surtax/ Surcharge
ZBN-31M55925-16-N2	FI - ICBB EXTENSION	$1,810	

ENDORSEMENT OR RIDER NO. **TRVEER....**

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF BOND OR POLICY NO.	DATE ENDORSEMENT OR RIDER EXECUTED	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER	
ZBN-31M55925-16-N2	04/14/17	04/30/16	12:01 A.M. STANDARD TIME AS SPECIFIED IN THE BOND OR POLICY

* ISSUED TO

EAGLE FAMILY OF FUNDS

AMEND DECLARATIONS

It is agreed that: The following checked items are amended on the Declarations Page:

☐ Item 1. Name of Insured / Principal Address:
From:

To:

☒ Item 2. Bond Period:
From: 12:01 a.m. on 04/30/2016 to 12:01 a.m. on 06/01/2017 the effective date of the termination or cancellation of the bond, standard time at the Principal Address as to each of said dates.

☐ Item 3. Limit of Liability is hereby amended to read as follows:

	Limit of Liability	Deductible Amount
Insuring Agreement A - Fidelity	$	$
Insuring Agreement B - Audit Expense	$	$
Insuring Agreement C - Premises	$	$
Insuring Agreement D - Transit	$	$
Insuring Agreement E - Forgery or Alteration	$	$
Insuring Agreement F - Securities	$	$
Insuring Agreement G - Counterfeit Currency	$	$
Insuring Agreement H - Stop Payment	$	$
Insuring Agreement I - Uncollectible Items of Deposit	$	$
Optional Coverages Added by Rider:		
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$
	$	$

☐ Item 4. Offices or Premises Covered:
The following offices or premises are added:

This endorsement applies to loss sustained at any time but discovered on or after the date this endorsement becomes effective.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By ______________________________
Authorized Representative

INSURED

ICB028 Ed. 7-04

SECRETARY'S CERTIFICATE

The undersigned, in his capacity as Secretary of Eagle Series Trust, Eagle Capital Appreciation Fund and Eagle Growth & Income Fund (the "Trusts"), hereby certifies that the following resolutions were duly adopted at a duly called and constituted meeting of the Board of Trustees of the Trusts held on May 12, 2017 and that such resolutions are in full force and effect on the date hereof and have not been altered, amended or repealed:

> VOTED: That the Board hereby approves and ratifies an amendment to the fidelity bond, the directors and officers/errors and omissions and cybersecurity insurance policies, and the Side A insurance policy to extend the expiration date of those policies to June 1, 2017.

IN WITNESS WHEREOF, the undersigned has executed this Certificate as of the 21st day of July, 2017.


By: /s/ Daniel R. Dzibinski
Daniel R. Dzibinski
Secretary
